EXHIBIT 99.1

HEXO Granted Additional 180 Calendar Day Grace Period by Nasdaq to Regain Compliance with Minimum Bid Price Rule

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

Extension will provide the Company with the runway to effectively position HEXO for long-term success

GATINEAU, Quebec, July 27, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), announced today it received an extension of 180 calendar days from the Nasdaq Stock Market LLC ("Nasdaq") to regain compliance with the Nasdaq’s minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market (the “Bid Price Requirement”), following the expiration of the initial 180 calendar days period to regain compliance on July 25, 2022. The Nasdaq determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a share consolidation, if necessary.

“This extended grace period will provide the runway we need to position HEXO for long-term success," noted Charlie Bowman, President and CEO of HEXO. "Our listing on the Nasdaq is a critical component of our profitable growth strategy, providing access to a broad investor base and expanded awareness within the U.S. market.”

As a result of the extension, the Company now has until January 23, 2023 to regain compliance with the Bid Price Requirement. If at any time before January 23, 2023, the bid price of the Company’s common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification to the Company that it has achieved compliance with the Bid Price Requirement. If the Company chooses to implement a share consolidation to regain compliance, it must complete the consolidation no later than ten business days prior to the expiration of the additional 180 calendar day period in order to timely regain compliance.

If the Company does not regain compliance with the Bid Price Requirement by January 23, 2023, Nasdaq will provide written notification to the Company that its shares will be subject to delisting. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company would remain listed pending the Panel’s decision. There can be no assurance that, if the Company does appeal a subsequent delisting determination, such appeal would be successful.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s shares, which will continue to trade on the Nasdaq Capital Market under the symbol “HEXO”. The Company is also listed on the Toronto Stock Exchange and the notification letter does not affect the Company’s compliance status with such listing.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"), including with respect to the Company’s ability to regain compliance with the Bid Price Requirement. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended April 30, 2022. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada and Israel. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For media or investor inquiries please contact:

Christy Theriault, Kaiser & Partners Communications
christy.theriault@kaiserpartners.com
416.993.9047